Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Press Release

Rezolve and Computop Announce Strategic Partnership on Mobile Engagement and Payments, Extending Rezolve’s Presence in German Markets and Beyond

•	Payment processor with 15,000 global customers and $31 billion of annual transactions to resell Rezolve platform in wide-ranging partnership

•	Computop’s global customers in industries such as retail, mobility, travel and gaming include C&A, Fossil, Metro, Rakuten, Samsung, SIXT and Swarovski

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

London, UK April 21, 2022 – Rezolve, a leader in mobile commerce and engagement, and Computop, a leading payment service provider, today announced a strategic partnership agreement to combine their respective strengths in mobile engagement and payment processing to improve service for users of both globally. Please note that this press release should be read in conjunction with an announcement video available at www.rezolve.com/investors.

As part of the agreement, Computop will offer Rezolve’s technology to its more than 15,000 global clients, providing them with new mobile engagement and commerce tools.

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. Computop helps retailers and service providers to process their omnichannel payments securely and conveniently worldwide and was the first payment service provider in Germany, and among the first globally, to obtain PCI P2PE certification, or Point-to-Point Encryption certification.

“We are excited to announce this partnership with Computop, a German leader in payment services around the world,” said Dan Wagner, Rezolve’s Chairman and CEO. “This represents a great opportunity for Rezolve to extend our mobile engagement technology to their impressive list of clients around the world.”

Computop’s large international merchant and global marketplace partners are in industries such as retail, mobility, travel and gaming. Global customers include C&A, Fossil, Metro, Rakuten, Samsung, SIXT and Swarovski. Computop focuses on global omnichannel payment, fraud prevention, global POS, global e-commerce, in-app payments, local payments worldwide, risk management, reconciliation and accounting solutions.

“For Computop this is exciting because our business model depends on the success of our customers,” said Ralf Gladis, founder and CEO of Computop. “We believe that our merchants can be more successful if they can reach out to customers with Rezolve. With Rezolve’s mobile technology our merchants will be able to trigger their customers wherever they are.”

After buying EOS Payments from Otto Group in 2013, Computop now processes payments for all 100 Otto retail brands. In cooperation with its network of partners, which it has expanded over many years, Computop offers a comprehensive omnichannel solution that is geared to the needs of today’s market and provides merchants with seamlessly integrated payment processes. Computop’s Shop modules provide worry-free integration with shop systems like Salesforce/Demandware, SAP hybris, Intershop, Magento, Oxid, Shopware, Spryker, and 20 others. With Rezolve, merchants can lead consumers directly to special offers by using mobile technology including geofencing, notifications on smartphones, Bluetooth beacons, or with watermarked advertisements.

Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia and Europe. Rezolve’s platform already serves over 196,000 of those merchants today.

For Computop customers the partnership means it will be easy to use Rezolve, because their payment processing is already integrated with Rezolve’s technology. Thousands of Computop customers can now easily use Rezolve. Meanwhile, for Rezolve, the Computop Paygate is a payment platform that offers access to more than 60 acquirers worldwide. Therefore, merchants can use their existing acquiring contracts for credit cards.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

About Computop

As one of the very first payment service providers, Computop offers its customers around the world local and innovative omnichannel solutions for payment processing and fraud prevention. The internally developed Computop Paygate payment platform enables seamless integrated payment processes for e-commerce, at POS and on mobile devices. Retailers and service providers have the flexibility and freedom to choose from over 350 payment methods enabling them to specifically tailor their payment options per country. Technologies such as biometric authentication and self-learning algorithms improve security and convenience for retailers and consumers alike.

Computop, a global player with its head office in Germany and locations in China, England and the USA, has been servicing large international companies in the service, retail, mobility, gaming and travel industries for more than 20 years. These companies include global brands such as Amway, C&A, Fossil, the entire Otto Group, Sixt, Swarovski and Wargaming. Computop also provides its payment system to banks and financial service providers as a white-label solution. In total, the certified carbon-neutral company processes commercial payment transactions with a combined value of USD 35 billion annually in 127 currencies. With its individual and secure solutions, Computop makes a major contribution to the future of international payment processing.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and

Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Cayman Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the other parties thereto.

This communication relates to the proposed business combination transaction among Armada, Rezolve, and Merger Sub A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of shareholders of Armada to vote on the proposed business combination. Armada urges its investors, sshareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s shareholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and Merger Sub and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s shareholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to the success of Computop’s customers and the ease for Computop’s customers to use Rezolve.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II.	Video Transcript

Mark Turner:

I’m very pleased to announce our partnership with Computop, a market leading provider of payment services in Germany. With over 12,000 clients around the world, Computop helps a broad range of retailers and service providers to process their omnichannel payments securely and conveniently.

Ralf Gladis:

Computop provides payment processing worldwide, both in-store and online. In Germany, we hold around 38% of market share in online payment processing worth beyond 30 billion U.S. dollars. We believe the market needs a solution like Rezolve. The omnichannel technology is about being able to transact with the consumer wherever he is. For Computop, it is exciting because our business model depends on our customers’ success, and hence if they are, we are successful.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and

Where to Find It

This communication relates to a proposed business combination transaction among Armada, Rezolve, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to the Company or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Armada and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.